Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated June 12, 2013 that is being mailed to participants in 60 East 42nd St. Associates L.L.C., advising such participants of the voting results and receipt of the required super-majority consent to the consolidation and IPO proposal for each of the participating groups:

[mh letterhead]

June 12, 2013

To Participants in 60 East 42nd St. Associates L.L.C.:

Re: Empire State Realty Trust, Inc.

We write to update you that we have received more than the required votes in all groups in 60 East 42nd St. Associates L.L.C. (“Associates”) to approve the proposed consolidation and IPO. The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of June 11, we have received more than the required 90% supermajority of votes needed from all seven groups in Associates to approve the proposed consolidation and IPO. As of such date, approximately 96.7% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
Empire 60 East 42nd St. Associates	94.5%	90% per group

We are at this time permitted to close the solicitation and send the buyout notice giving all non-consenting participants ten days to consent, if they wish to avoid a buyout for a price of $100. We have not yet closed the solicitation or sent such buyout notice in any group.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals follows below.

Additional Consent Related Information

As of June 12, we have also received more than the required votes needed to approve the proposed consolidation and IPO in all groups in Empire State Building Associates L.L.C. (ESBA) and more than the required votes to approve it in all groups in 250 West 57th St. Associates L.L.C. (250).

As of June 12, we have not received the required votes needed to approve the proposed third party portfolio sale in all groups in ESBA, and we have received the required votes needed to approve the proposed third party portfolio sale in all groups in 250.

As of June 12, we have mailed to all participants in all groups in ESBA and 250 the Notice of Termination of the solicitation period for the proposed consolidation and IPO, the proposed third party portfolio sale, and the request for voluntary reimbursement. As of June 12, we have mailed the Notice of Buyout to all non-consenting participants in ESBA.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street has already been authorized to be included in the consolidation and IPO.

FOR THOSE VOTING “AGAINST” OR “ABSTAIN” OR NOT VOTED:

[Our records indicate you have not yet given your consent. We ask you now to consider submitting your consent.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

FOR YES VOTERS:

[Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin

Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for Associates and the range for its participating groups with respect to the consolidation proposal as of June 11, 2013:

•	60 East 42nd St. Associates:

•	Approximately 94.5% of participation interests in the entity (92.0 – 98.1% in each group) have approved.

•	Approximately 97.8% of those voting (94.7 – 99.6% in each group) have approved.

•	Consent forms have been received from approximately 96.7% of the entity (94.7 – 99.0% in each group).

Below are voting results by percentage of interest for Associates and the range of its participating groups with respect to the third party portfolio sale proposal as of June 11, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. Based on the existing consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	60 East 42nd St. Associates:

•	Approximately 83.1% of participation interests in the entity (74.3—87.5% in each group) have approved.

•	Approximately 86.0% of those voting (76.5—91.2% in each group) have approved.

•	Consent forms have been received from approximately 96.7% of the entity (94.7—99.0% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.